WESTERN WIND ENERGY CORP.

632 Foster Avenue	Telephone: 604.839.4192
Coquitlam, BC V3J 2L7	Facsimile: 604.939.1292
www.westernwindenergy.com

N E W S R E L E A S E
November 29 2006
Toronto Stock Exchange (Venture) Symbol: "WND"
NASDAQ OTC: Symbol: "WNDEF"
Issued and Outstanding: 23,760,789

WESTERN WIND ENERGY CONTENDS PACIFIC HYDRO IS GUILTY OF STOCK MANIPULATION AND FILES FIRST OF A SERIES OF COUNTER-LAWSUITS AGAINST PACIFIC HYDRO LIMITED OF AUSTRALIA

Western Wind Energy Corporation filed a counter suit yesterday in Vancouver Supreme Court alleging that Pacific Hydro Pty. acted "unlawfully, dishonestly, unfairly and unethically" in it's dealings with Western Wind. Western Wind is seeking $25 million in actual damages and an unspecified amount of punitive damages.

The suit goes on to say that Pacific Hydro obstructed legitimate repayment of a loan and "wrongfully claiming interests of assets owned by the Defendant (Western Wind) with the intention of making it impossible for the Defendant to arrange and secure loans to repay the Plaintiff (Pacific Hydro) and fund it's operations and to defend the improper actions of the Plaintiff." The loan was secured so that Western Wind could purchase the assets of a wind park in the Palm Springs area for $13.4 million. In addition, Western Wind contends Pacific Hydro is guilty of "manipulating the stock price of the Defendant downward with the intention of making it impossible for the Defendant to raise capital in the public markets." Western Wind is seeking damages in the amount of $25 million to cover those losses.

The filing adds that Pacific Hydro "continuously renegotiated term sheets and loan agreements until the Defendant was coerced into executing documents, containing terms for the benefit of the Plaintiff and to the detriment of the Defendant, in order to complete the transactions with respect to which the term sheets and loans related, to avoid the loss of deposits and moneys invested in the transaction and to avoid damages and losses."

Western Wind Energy currently produces clean renewable electrical energy from over 500 wind turbine generators located in Tehachapi and San Gorgonio Pass (Palm Springs), California. Western Wind Energy's annualized energy output is approximately 75 billion watt hours per year. During the past two years, Western Wind Energy has executed or acquired over $1 billion of power sales agreements totaling 169.4 megawatts from the sale of wind energy electrical generation, to two separate utilities. Western Wind Energy was the first to execute a "wind" PPA in the State of Arizona, and in California, is expanding from management's 25-year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona and California. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS
"SIGNED"
Jeffrey J. Ciachurski
Chief Executive Officer
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.